EXHIBIT 99.1

Yamana Gold Announces Virtual Meeting for 2021 Annual Meeting of Shareholders; Provides Notice of First Quarter 2021 Results

TORONTO, March 31, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: AUY) (“Yamana” or “the Company”) provided notice today that its Annual Shareholder Meeting (“Annual Meeting”) will be held in a virtual only meeting format due to the continuing public health concerns caused by the COVID-19 pandemic.

The Company also today announced that it will release its first quarter 2021 operational and financial results after the close on April 28, 2021, followed by a conference call and webcast on April 29, 2021, at 8:30 a.m. Eastern Daylight Time (“EDT”). Additional details are provided below.

Details of Annual Meeting

The Annual Meeting will take place via live webcast on April 29, 2021, at 11:00 a.m. EDT. In order to ensure the health and safety of all, it will be a virtual meeting only. No one will be able to attend the Annual Meeting in person.

We expect to revert to an in-person annual meeting format in future years after public health conditions have improved.

For details on how shareholders will be able to register, attend, participate and vote at the Annual Meeting, please see the Company's Management Information Circular, which will be posted on the Company’s website, www.yamana.com, closer to the meeting date. Shareholders who have questions about voting their shares or attending the Annual Meeting may contact Computershare Trust Company at 1-800-564-6253 or 514-982-7555 in North America, and +44 (0)370-702-000 in the United Kingdom. Shareholders can also contact Yamana Investor Relations by email at investor@yamana.com.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in the proxy materials for the Annual Meeting to ensure that your shares are represented and voted at the Annual Meeting.

Attending the Annual Meeting as a Shareholder of Record or Appointed Proxyholder

If you were a holder of record of Yamana common shares as of March 12, 2021 (the “Record Date”) (i.e., you held your shares in your own name as reflected in the records of our transfer agent, Computershare Trust Company of Canada), or if you are a duly appointed proxyholder, you may attend the virtual Annual Meeting by completing the following steps:

  Log in at https://web.lumiagm.com/499574952, allowing enough time to make sure you are connected;
  If you are a registered shareholder or duly appointed proxyholder, click on “I have a Control Number” and enter the control number on your proxy form (appointed proxyholders will enter their username provided by Computershare – see instructions on how to appoint a proxyholder in the Management Information Circular);
  Enter the password: “yamana2021” (case sensitive).

First Quarter 2021 Results

The Company will release its first quarter 2021 operational and financial results after the close on April 28, 2021, followed by a conference call and webcast on April 29, 2021, at 8:30 am EDT.

First Quarter 2021 Conference Call

Toll Free (North America):	1-800-898-3989
Toronto Local and International:	416-406-0743
Toll Free UK	00-80042228835
Passcode	1738987#
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK)	00-80033663052
Passcode:	6103145#

The conference call replay will be available from 12:00 p.m. EDT on April 29, 2021, until 11:59 p.m. EDT on May 29, 2021.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715 / +44 203 727 1000
Email: Yamana.gold@fticonsulting.com

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

Joh. Berenberg Gossler & Co. KG (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900